Condensed Consolidated Interim Financial Statements of

MICROMEM TECHNOLOGIES INC.

For the three and nine months ended July 31, 2012

(Unaudited – See Notice to reader)

MICROMEM TECHNOLOGIES INC.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Unaudited expressed in United States dollars)

	July 31,	October 31,
	2012	2011
Assets
Current assets:
Cash and cash equivalents	$15,481	$44,062
Deposits and other receivables	122,014	32,334
Promissory note receivable (Note 9)	-	-
	137,495	76,396

Property and equipment, net (Note 10)	6,892	10,201
Deferred development costs (Note 11)	574,457	646,606
Intangible assets (Note 12)	120,951	135,465
Patents, net (Note 12)	10,269	37,678
	$850,064	$906,346

Liabilities and Shareholders' Equity (Deficiency)
Current liabilities:
Bridge loans (Note 15)	$518,563	$106,783
Accounts payable and accrued liabilities	471,951	1,016,841
Derivative warrant liability	2,142,803	1,251,688
	$3,133,317	$2,375,312
Shareholders' Equity (Deficiency)
Share capital: (Note 13)
Authorized: 2,000,000 special preference shares, redeemable, voting Unlimited common shares without par value Issued and outstanding: 127,944,710 common shares (2011: 116,149,718)	$53,453,452	$51,306,229
Equity component of bridge loans (Note 15)	2,679	558
Contributed surplus (Note 16)	27,306,291	26,634,223
Accumulated other comprehensive income (loss)	-	-
Deficit	(83,045,675)	(79,409,976)
	(2,283,253)	(1,468,966)

	$850,064	$906,346

Going Concern (Note 2)
Related Party Transactions (Note 18)
Commitments (Note 19)
Contingencies (Note 20)
Subsequent Events (Note 23)

"Joseph Fuda" (Signed)
Joseph Fuda, Director

"David Sharpless" (Signed)
David Sharpless, Director

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
CONDENSED STATEMENT OF CONSOLIDATED LOSS AND COMPREHENSIVE LOSS
(Unaudited expressed in United States dollars)
For the three and nine months ended July 31, 2012 and 2011

	Three Months Ended July 31,		Nine Months Ended July 31,

	2012	2011	2012	2011

Costs and expenses (income):
Administration	$181,497	$85,107	$399,970	$349,113
Professional, other fees and salaries (Note 18)	352,894	298,499	1,065,743	950,423
Stock Compensation	-	(64,146)	430,856	46,160
Research and development	724	-	12,201	-
Research and development (recovery)	-	(67,962)	-	(59,522)
Travel and entertainment	39,954	33,079	107,671	71,956
Amortization of property and equipment (Note 10)	1,103	1,651	3,309	4,886
Amortization of intangible assets and patents	4,838	-	14,514	10,711
Foreign exchange loss	5,302	15,326	(5,040)	(20,160)
Allowance (recovery), promissory note receivable (Note 9)	-	(60,000)	-	(90,000)
Loss from operations	586,312	241,554	2,029,224	1,263,567

Interest and other income	-	(585)		(963)
Derivative warrants liability( recovery)	(75,736)		1,349,945	(38,728)
Income taxes (Note 17)	-	1,205		1,205

Net loss	(510,576)	(242,174)	(3,379,169)	(1,225,081)

Exchange gain (loss)	3,497	4,379	(2,070)	(60,979)

Net loss and comprehensive loss	(507,079)	(237,795)	(3,381,239)	(1,286,060)

Loss per share - basic and diluted	(0.00)	(0.00)	(0.03)	(0.01)

Weighted average number of shares	125,684,658	104,877,124	120,988,786	99,706,142

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited, expressed in United States dollars)
For the three and nine months ended July 31, 2012 and 2011

	Three Months Ended		Nine Months Ended
	July 31		July 31

	2012	2011	2012	2011

Cash flows from operating activities:
Net loss	$(507,079)	$(237,795)	$(3,381,239)	$(1,286,060)
Adjustments to reconcile loss for the period to net cash used in operating activities:
Amortization of patents	-	-	-	10,711
Amortization of property and equipment	1,103	1,651	3,309	4,886
Amortization of Intangible asset	4,838	-	14,514	-
Accretion expense	687	282	3,177	1,133
Stock option expense	-	(64,146)	430,856	46,160
Increase (decrease) in deposits and other receivables	(22,222)	40,432	(89,680)	51,563
Increase (decrease) in accounts payable and accrued liabilities	(131,698)	(325,010)	(544,891)	(28,631)
Change in fair value of derivative warrant liability	(75,736)	-	1,349,945	(38,728)
Net cash used in operating activities	(730,107)	(584,586)	(2,214,009)	(1,238,966)

Cash flows from investing activities:
Patents	18,004	-	18,004	(3,108)
Deferred development costs	(36,365)	(38,170)	81,554	(206,694)
Net cash used in investing activities	(18,361)	(38,170)	99,558	(209,802)

Cash flows from financing activities:
Issue of common shares	828,762	859,191	1,674,049	1,465,694
Bridge loans	-	-	634,366	(10,717)
Bridge loan repayments	(93,001)	(239,096)	(222,545)	-
Net cash provided by financing activities	735,761	620,095	2,085,870	1,454,977

Increase (decrease) in cash and cash equivalents	(12,707)	(2,661)	(28,581)	6,209

Cash and cash equivalents, beginning of period	28,188	34,909	44,062	26,039

Cash and cash equivalents, end of period	$15,481	$32,248	$15,481	$32,248

Supplemental cash flow information:
Interest paid (Classified in operating activities)	17,071	23,898	46,008	23,898

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
Condensed Consolidated Statement of Changes in Shareholders' Equity
(Expressed in United States dollars)

	Number of	Share Capital	Contributed	Equity	Deficit	Total
	Shares		Surplus	component of
				Bridge loan

Balance at November 01, 2011	116,149,718	51,306,229	26,634,223	558	(79,409,976)	(1,468,966)

Private placement of units for cash	4,891,947	827,483	-	-	-	827,483
Financing costs	-	(16,456)	-	-	-	(16,456)
Stock option issued to directors/staff	-		430,856	-	-	430,856
Warrants issued for private placements			198,514
	-	(198,514)		-	-	-
Warrants extended			254,460
		-		-	-	254,460
Warrants exercised	5,783,045	753,197				753,197
Reclassed for warrants exercised			(144,854)
		144,854				-
Equity portion of bridge loan				2,121
	-	538	558		-	3,217
shares issued on conversion of bridge loan	1,120,000	109,825				109,825
Reclassified to warrant liability	-	526,296	(67,466)	-	-	458,830
Adjustment for modification of warrents					(254,460)	(254,460)
Net loss and comprehensive loss	-	-	-	-	(3,381,239)	(3,381,239)
Balance at July 31, 2012	127,944,710	53,453,452	27,306,291	2,679	(83,045,675)	(2,283,253)

Balance at November 01, 2010	95,324,511	49,897,871	24,703,544	5,784	(75,750,537)	(1,143,338)

Private placement of units for cash	11,130,045	1,392,331	-	-	-	1,392,331
Subscription received		73,363
	-		-	-	-	73,363
Stock option issued to directors/staff			46,160
	-	-		-	-	46,160
Warrants issued for private placement		(457,556)	457,556
	-			-	-	-
Warrants extended			137,190
	-	-		-	-	137,190
Equity portion of bridge loan	-	-	-	798	-	798
Reclassified to warrant liability	-	-	(159,309)	-	-	(159,309)
Net loss and comprehensive loss	-	-	-	-	(1,464,835)	(1,464,835)
Balance at July 31, 2011	106,454,556	50,906,009	25,185,141	6,582	(77,215,372)	(1,117,640)

MICROMEM TECHNOLOGIES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS

TABLE OF CONTENTS

1.	Reporting Entity and Nature of Business

2.	Going Concern

3.	Basis of Presentation

4.	Summary of Significant Accounting Policies

5.	Conversion to International Financial Reporting Standards

6.	Restatement of Financial Statements to IFRS

7.	Fair Value Disclosures

8.	Capital Risk Management

9.	Promissory Note Receivable

10.	Property and Equipment

11.	Deferred Development Costs

12.	Intangible Assets and Patents

13.	Share Capital

14.	Private Placements and Common Share Purchase Warrants

15.	Bridge Loans

16.	Contributed Surplus

17.	Income Taxes

18.	Management Compensation and Related Party Transactions

19.	Commitments

20.	Contingencies

21.	Financial Instruments and Financial Risk Management

22.	Segmented Information

23.	Subsequent Events

24.	Comparative Figures

MICROMEM TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
(unaudited)

For the three and nine months ended July 31, 2012 and 2011

1.	REPORTING ENTITY AND NATURE OF BUSINESS

Micromem Technologies Inc. (“Micromem” or the “Company”) is a corporation incorporated under the laws of the Province of Ontario, Canada. The principal business address of the Company is 121 Richmond street west, Suite 304, Toronto, Ontario, Canada.

The Company currently operates as a developer of magnetic sensor technology and applications of this technology. The Company has not generated revenue through July 31, 2012 and is devoting substantially all of its efforts to the development of its technologies.

These unaudited consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries:

(i)

Micromem Applied Sensors Technology, Inc. (“MAST”), incorporated in November 2007 and domiciled in Delaware. MAST has the primary responsibility for the further development of the Company’s technologies in conjunction with various strategic development partners.

(ii)

7070179 Canada Inc., incorporated in October 2008 under the Canada Business Corporations Act. The Company has assigned to this entity its rights, title and interests in certain patents which it previously held directly in exchange for common shares of this entity.

(iii)	Memtech International Inc., Memtech International (USA) Inc., Pageant Technologies Inc., and Micromem Holdings (Barbados) Inc. All of these entities are inactive.

These unaudited consolidated financial statements were authorized for issuance and release by the Company’s Board of Directors on September 28, 2012.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
(unaudited)

For the three and nine months ended July 31, 2012 and 2011

2.	GOING CONCERN

These consolidated financial statements have been prepared on the “going concern” basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

There are material uncertainties related to adverse conditions and events that cast significant doubt about the Company’s ability to continue as a going concern for a reasonable period of time in future. During the nine months ending July 31, 2012, the Company reported a net loss of $3,379,169 (2011: $1,225,081) and a net comprehensive loss of $3,381,239 (2011: $1,286,060) a working capital deficiency( current assets less current liabilities excluding derivative warrant liability) (Note 14) of $853,019 and negative cash flow from operations of $2,214,009 (2011: $1,238,966).

The Company continues to focus its development efforts on existing projects in order to develop commercial applications for these projects. It will be necessary for the Company to raise additional funds for the continued development, testing and commercial exploitation of its technologies. To date, the Company has raised financing through successive unit private placements, through the exercise of common share stock options and through the exercise of common share purchase warrants. It has also secured periodic term loans.

The consolidated financial statements have been prepared on a going concern basis and do not include any adjustments to the amounts and classifications of the assets and liabilities that might be necessary should the Company be unable to continue in business. If the “going concern” assumption were not appropriate for these consolidated financial statements then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used. Such adjustments may be material.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
(unaudited)

For the three and nine months ended July 31, 2012 and 2011

3.	BASIS OF PRESENTATION

Statement of Compliance: These unaudited interim consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB) and the accounting policies that the Company adopted in accordance with International Financial Reporting Standards (IFRS).

Our unaudited interim consolidated financial statements for the three months ended July 31, 2012 are prepared in accordance with IFRS and its interpretations adopted by the IASB, including IFRS 1, First-time adoption of International Financial Reporting Standards. November 1, 2010 is the date of transition to IFRS (“Transition Date”) and, accordingly, an opening statement of financial position as at that date has been presented. Previously, the Company prepared its consolidated financial statements in accordance with Canadian generally accepted accounting principles (GAAP) which differ in certain policies from IFRS. In accordance with the transition rules, IFRS is retrospectively applied to comparative data for the prior fiscal year.

These unaudited interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements for the fiscal year ended October 31, 2011 which were prepared in accordance with GAAP and also in conjunction with the IFRS transition disclosures as described in Note 5.

Functional and Reporting Currencies: These unaudited interim consolidated financial statements are presented in US dollars. The functional currency for Micromem and its Canadian subsidiary, 7070179 Canada Inc. is Canadian dollars. The functional currency for MAST and for all of the inactive subsidiaries referred to in Note 1 is US dollars.

The description of the effect of transitioning from GAAP to IFRS on our consolidated statement of financial position, equity, net loss and comprehensive loss is presented in Note 5. A reconciliation of the unaudited interim consolidated financial statements from GAAP to IFRS is presented in Note 6.

Use of Estimates and Judgments: The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that effect the application of accounting policies and the reported amounts of assets and liabilities, revenues and expenses and the related disclosures of contingent assets and liabilities. Actual results could differ materially from these estimates and assumptions. Management reviews the estimates and the underlying assumptions utilized on an ongoing basis.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
(unaudited)

For the three and nine months ended July 31, 2012 and 2011

3.	BASIS OF PRESENTATION (Cont’d)

The Company has made significant estimates and assumptions in valuing warrant capital and warrant liabilities, convertible bridge loans, stock-based compensation, deferred development costs, promissory note receivable and intangible assets and patents. Refer to Note 4, Significant Accounting Policies, for additional disclosures with respect to these significant estimates and assumptions.

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Unless otherwise indicated, the accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements and in preparing the opening IFRS statement of financial position at November 1, 2010 for the purposes of the transition to IFRS.

Reference should be made to the annual audited financial statement at October 31, 2011 and the unaudited quarterly financial statement as of January 31, 2012 and April 30, 2012, which disclose the significant accounting policies which the Company has adopted under IFRS. These accounting policies relate to consolidation, financial instruments, compound financial instruments derivative warrant liability, comprehensive income, foreign currency translation, cash and cash equivalents, loan impairment, intangible assets, inventory, property and equipment, impairment of long lived assets, research and development costs, patents, unit private placements, stock based compensation, income taxes, and earnings per share.

These policies have been consistently applied in the quarter ended July 31, 2012.

New Standards and Interpretations issued but not yet adopted:

Certain new standards, interpretations, amendments and improvements to existing standards were issued by the IASB or International Financial Reporting Interpretations Committee (“IFRIC”) that are mandatory for accounting periods beginning after January 1, 2011 or later periods. The standards impacted that are applicable to the Company area as follows:

IFRS 9 was issued in November 2009 and contained requirements for financial assets. This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories:

MICROMEM TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
(unaudited)

For the three and nine months ended July 31, 2012 and 2011

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

•	Amortized cost and
•	Fair value through profit and loss

IFRS 9 also replaces the models for measuring equity instruments, and such instruments are either recognized at fair value through earnings or at fair value through other comprehensive income. Where such equity instruments are measured at fair value through other comprehensive income, dividends, to the extent not clearly representing a return of investment, are recognized in earnings; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely.

Requirements for financial liabilities were added in October 2010 and largely carried forward existing requirements in IAS 39, Financial Instruments – Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through earnings would generally be recorded in other comprehensive income.

This standard is required to be applied for accounting periods beginning on or after January 1, 2015, with earlier adoption permitted.

IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain live entertainment from its activities. IFRS 10 replaces SIC-12, Consolidation – Special Purpose Entities and parts of IAS 27, Consolidated and Separate Financial Statements.

This standard is required to be applied for accounting periods beginning on or after January 1, 2013, with earlier adoption permitted.

IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
(unaudited)

For the three and nine months ended July 31, 2012 and 2011

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

This standard is required to be applied for accounting periods beginning on or after January 1, 2013, with earlier adoption permitted.

In addition, there have been amendments to existing standards, including IAS 27, Separate Financial Statements, and IAS 28, Investments in Associates and Joint Ventures. IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non- consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 to IFRS 13.

This standard is required to be applied for accounting periods beginning on or after January 1, 2013, with earlier adoption permitted.

The Company is currently assessing the impacts of the above standards, and has not yet made a determination if it will early adopt any of the new requirements or what the impact will be on its financial statements.

5.	CONVERSION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

In February 2008, the Accounting Standards Board ("AcSB") confirmed that the use of IFRS will be required in 2011 for publicly accountable enterprises in Canada. In April, 2008, the AcSB issued an IFRS Omnibus Exposure Draft proposing that publicly accountable enterprises be required to apply IFRS, in full and without modification, on January 1, 2011. The adoption date of January 1, 2011 requires the restatement, for comparative purposes, of amounts reported by the Company for its year ended October 31, 2011, and of the opening balance sheet as at November 1, 2010. The Company is continuing to assess the level of disclosure required, as well as system changes that may be necessary to gather and process the required information.

The accounting policies disclosed in Note 4 have been applied in preparing the financial statements for the quarter ended July 31, 2012, the comparative information presented in these financial statements as at October 31, 2011 and for the year then ended, the comparative information as at July 31, 2011 and for the three months then ended and in the preparation of the opening IFRS statement of financial position at November 1, 2010.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
(unaudited)

For the three and nine months ended July 31, 2012 and 2011

Elections under adoption:

IFRS 1 allows first time adopters to IFRS to take advantage of a number of voluntary exemptions from the general principal of retrospective restatement. The Company has taken the following exemptions:

IFRS 2 – Share-based payments (“IFRS 2”):

The Company elected not to apply IFRS 2 to equity instruments which vested before the Transition Date. All stock options currently outstanding are vesting in line with IFRS 2 and no adjustment is required.

IFRS 3 – Business Combinations (“IFRS 3”):

The Company has elected to apply the exemption for retrospective application of IFRS 3 to business combinations that took place before the Transition Date.

In preparing its opening IFRS statement of financial position, statement of comprehensive income (loss), statement of cash flows and statement of changes in shareholders’ equity, the Company has determined that no adjustments were necessary to amounts reported previously in financial statements prepared in accordance with GAAP. Therefore, no reconciliations of GAAP to IFRS have been presented.

Mandatory exceptions:

The Company’s consolidated financial statements were previously prepared in accordance with GAAP. Under IFRS, hindsight is not used to create or revise estimates. The estimates previously made by the Company under GAAP were not revised for application of IFRS except where necessary to reflect any difference in accounting policies.

In preparing the opening IFRS statement of financial position, the Company has adjusted amounts reported previously in financial statements prepared in accordance with previous GAAP. These adjustments relate to:

(a)

The accounting and measurement of warrant liability with respect to common share purchase warrants (Note 14) issued in conjunction with Unit private placement financings which the Company has secured and which are denominated in the relevant entity’s functional currency.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
(unaudited)

For the three and nine months ended July 31, 2012 and 2011

(b)	The accounting and measurement of the conversion feature of the bridge loans (Note 15) which the Company has secured.

5.	CONVERSION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (Cont’d)

(c)

The presentation of foreign currency translation adjustments with respect to those entities included in the consolidated financial statements where the functional currency for such entities is different from the Company’s presentation currency. In these cases, the foreign currency translation adjustment is reported in Other Comprehensive Income.

The illustration of how the transition from previous GAAP to IFRS has affected the Company’s financial position, financial performance is set out in Note 6.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
(unaudited)

For the three and nine months ended July 31, 2012 and 2011

6.        RECONCILIATION OF FINANCIAL STATEMENTS TO IFRS

	July 31 2011

	Canadian
	GAAP	Adj	IFRS
Assets
Current assets:
Cash and cash equivalents	$32,248	$-	$32,248
Deposits and other receivables	50,500	-	50,500
Promissory note receivable	-	-	-
	82,748	-	82,748

Property and equipment, net	11,800	-	11,800
Deferred development costs	449,637	-	449,637
Intangible Assets	-	-	-
Patents, net	173,003		173,003
	$717,188	$-	$717,188

Liabilities and Shareholders' Equity (Deficiency)
Current liabilities:
Bridge loans	$502,166	-	$502,166
Accounts payable and accrued liabilities	1,046,385	-	1,046,385
Derivative warrant liability		286,269	286,269
	1,548,551	286,269	1,834,820
Shareholders' Equity (Deficiency)
Share capital:	51,110,837	(204,828)	50,906,009
Subscription received	-	-	-
Equity component of bridge loans	6,582	-	6,582
Contributed surplus	25,305,310	(120,169)	25,185,141
Accumulated other comprehensive income (loss)	-	38,728	38,728
Deficit	(77,254,092)	-	(77,254,092)
	(831,363)	(286,269)	(1,117,632)

	$717,188	$-	$717,188

MICROMEM TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
(unaudited)

For the three and nine months ended July 31, 2012 and 2011

6.	RESTATEMENT OF FINANCIAL STATEMENTS TO IFRS (Cont’d)

For the three and nine months ended July 31, 2012 and 2011

	Three months ended			Nine months ended
	July 31 2011			July 31 2011

	Canadian	Adj	IFRS	Canadian	Adj	IFRS
	GAAP			GAAP

Costs and expenses (income):
Administration	$100,433	$(15,326)	$85,107	$328,953	$(20,160)	$308,793
Professional, other fees and salaries	298,499	-	298,499	950,423	-	950,423
Stock compensation	(64,146)		(64,146)	46,160		46,160
Research and development	(67,962)	-	(67,962)	(59,522)	-	(59,522)
Travel and entertainment	33,079	-	33,079	71,956	-	71,956
Amortization of property and equipment	1,651	-	1,651	15,597	-	15,597
Foreign exchange loss	(4,379)	-	(4,379)	60,979	-	60,979
Allowance (recovery), promissory note receivable	(60,000)	-	(60,000)	(90,000)	-	(90,000)
Other expenses	-	-	-	-	-	-

Loss from operations	237,175	(15,326)	221,849	1,324,546	(20,160)	1,304,386

Interest and other income	(585)	-	(585)	(963)	-	(963)
Derivative warrants liability( recovery)	-	-	-		(38,728)	(38,728)
Income taxes	1,205	-	1,205	1,205	-	1,205

Net loss	(237,795)	15,326	(222,469)	(1,324,788)	58,888	(1,265,900)

Exchange gain (loss)	-	(15,326)	(15,326)	-	(20,160)	(20,160)
	-	-	-	-	-	-

Net loss and comprehensive loss	(237,795)	-	(237,795)	(1,324,788)	38,728	(1,286,060)

MICROMEM TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
(unaudited)

For the three and nine months ended July 31, 2012 and 2011

7.	FAIR VALUE DISCLOSURES

The following summarizes the methods and assumptions used in estimating the fair value of the Company's financial instruments where measurement is required. The fair value of financial instruments approximate their carrying amounts due to the relatively short period to maturity. Fair value amounts represent point-in-time estimates and may not reflect fair value in the future. The measurements are subjective in nature, involve uncertainties and are a matter of significant judgment. The methods and assumptions used to develop fair value measurements, for those financial instruments where fair value is recognized in the balance sheet, have been prioritized into three levels of the fair value hierarchy as follows:

Level 1: Values based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2: Values based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

Level 3: Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

The Company's financial instruments measured at fair value on the balance sheet consist of cash and cash equivalents. Cash and cash equivalents are measured at Level 1 of the fair value hierarchy. Derivative warrant liability and the conversion feature on bridge loans are measured at Level 2 of the fair value hierarchy.

8.	CAPITAL RISK MANAGEMENT

The Company’s objective when managing capital is to maintain its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders. The Company includes equity, comprised of issued capital stock, contributed surplus and deficit, in the definition of capital. The Company’s primary objective with respect to its capital management is to ensure that it has sufficient cash resources to further develop and market its technologies and to maintain its ongoing operations. To secure the additional capital necessary to pursue these plans, the Company may attempt to raise additional funds through the issuance of equity and warrants or by securing strategic partners. The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the three months ended July 31, 2012.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
(unaudited)

For the three and nine months ended July 31, 2012 and 2011

9.	PROMISSORY NOTE RECEIVABLE

In April 2009, the Company advanced $200,000 to a private company incorporated in New Jersey and a strategic development partner of the Company. The Company and the private company executed a promissory note with respect to the $200,000 advance stipulating the following terms and conditions:

(a)	Maturity date of September 30, 2010.

(b)	Interest payable on a quarterly basis in arrears calculated from August 1, 2009 at a rate of 10%. In July 2011, the interest rate on the promissory note increased to 18%.

(c)	Secured by a first priority security interest over all of the assets of the private company.

At October 31, 2010, the Company recorded a provision to reserve the outstanding principal and interest outstanding of $201,333 pending resolution of collection efforts.

Since October 31, 2010 the Company has received payments totally $115,000 against the amounts previously reserved.

At July 31, 2012 the balance outstanding was $127,554 and this amount has been full reserved. The Company served notice to the private company that it was demanding payments under the terms of the promissory note and the security agreement and has received judgment in its favor during the quarter ended July 31, 2012. It continues to pursue collection of this fully reserved note (Note 23).

MICROMEM TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
(unaudited)

For the three and nine months ended July 31, 2012 and 2011

	Gross	Net

Balance outstanding at November 01, 2010	206,333	5,000

Interest accrued in 2011	20,220	20,200
Reversed in 2011	-	(20,200)

Repayment in 2011	(115,000)	(115,000)
Recovery of reserved amount in 2011	-	110,000

Balance outstanding at October 31, 2011	111,553	-

Interest accrued in 2012	-	16,001
Reversed in 2012	-	(16,001)

Balance outstanding at July 31, 2012	111,553	-

The outstanding balance of principal and interest at July 31, 2012 is $127,554 which amount is fully reserved (Note 23).

MICROMEM TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
(unaudited)

For the three and nine months ended July 31, 2012 and 2011

10.	PROPERTY AND EQUIPMENT

	Computer	Furniture and	Total
	Equipment	Equipment
Cost

Balance at November 1, 2010	$40,733	$25,989	$66,722
Additions	-	-	-

Nine months ended July 31, 2011	$40,733	$25,989	$66,722

Balance at November 1, 2011	$40,733	25,989	$66,722
Additions	-	-	-

Nine months ended July 31, 2012	$40,733	$25,989	$66,722

Depreciation and impairments	Computer	Furniture and	Total
	Equipment	Equipment

Balance at November 1, 2010	$24,048	$25,989	$50,037
Depreciation for the period	4,886	-	4,886

Nine months ended July 31, 2011	$28,934	$25,989	$54,923

Balance at November 1, 2011	$30,532	25,989	$56,521
Depreciation for the period	3,309	-	3,309

Nine months ended July 31, 2012	$33,841	$25,989	$59,830

Balance at November 1, 2010	$16,685	$-	$16,685
Balance at July 31, 2011	$11,799	$-	$11,799
Balance at November 1, 2011	$10,201	$-	$10,201
Balance at July 31, 2012	$6,892	$-	$6,892

MICROMEM TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
(unaudited)

For the three and nine months ended July 31, 2012 and 2011

11.	DEFERRED DEVELOPMENT COSTS

The breakdown of development costs that have been capitalized is as follows:

Cost

Balance at November 1, 2010	$221,521
Additions	228,116

Nine months ended July 31, 2011	$449,637

Balance at November 1, 2011	$646,606
Additions	(72,149)

Nine months ended July 31, 2012	$574,457

Amortization

Balance at November 1, 2010	$-
Depreciation for the period	-

Nine months ended July 31, 2011	$-

Balance at November 1, 2011	$-
Depreciation for the period	-

Nine months ended July 30, 2012	$-

Balance at November 1, 2010	$221,521
Balance at July 31, 2011	$449,637
Balance at November 1, 2011	$646,606
Balance at July 31, 2012	$574,457

For the nine months ended July 31, 2012 the Company incurred $157,276 of deferred development costs and recovered $ 229,425 of costs previously reported for a net adjustment of ($72,149) ( 2011 – incurred $ 228,109 of development costs)

MICROMEM TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
(unaudited)

For the three and nine months ended July 31, 2012 and 2011

12.	INTANGIBLE ASSETS AND PATENTS

Intangible assets comprise the costs which the Company has capitalized relating to the technical expertise and know-how that the Company has developed with respect to the commercialization efforts relating to its sensor technology. In 2011, the Company determined that it had sufficiently advanced its expertise and product knowledge relating to the general commercialization efforts for its sensor technology in multiple industry vertical applications. It anticipates that it will realize commercial economic benefits from the exploitation of these intangible assets in future.

Intangible Assets

Cost

Balance at November 1, 2010	$-
Additions	-

Nine months ended July 31, 2011	$-

Balance at November 1, 2011	$135,465
Additions	-

Nine months ended July 31, 2012	$135,465

Amortization

Balance at November 1, 2010	$-
Depreciation for the period	-

Nine months ended July 31, 2012	$-

Balance at November 1, 2011	$-
Depreciation for the period	14,514

Nine months ended July 31, 2012	$14,514

Balance at November 1, 2010	$-
Balance at April 30, 2011	$-
Balance at November 1, 2011	$135,465
Balance at July 30, 2012	$120,951

MICROMEM TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
(unaudited)

For the three and nine months ended July 31, 2012 and 2011

12.	INTANGIBLE ASSETS AND PATENTS (Cont’d)

Patents

Cost
Balance at November 1, 2010	$230,294
Additions	3,108

Nine months ended July 31, 2011	$233,402

Balance at November 1, 2011	$109,279
Additions	(18,004)

Nine months ended July 31, 2012	$91,275

Amortization

Balance at November 1, 2010	$28,267
Amortization for the period	32,133

Nine months ended July 31, 2011	$60,400

Balance at November 1, 2011	$71,602
Amortization for the period	$9,405

Nine months ended July 31, 2012	$81,007

Balance at November 1, 2010	$202,027
Balance at July 31, 2011	$173,002
Balance at November 1, 2011	$37,678
Balance at July 31, 2012	$10,269

In the fiscal quarter ended October 31, 2011, the Company wrote-down the value of its patents by $129,033 relating to technology the Company has no immediate plans to develop.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
(unaudited)

For the three and nine months ended July 31, 2012 and 2011

13.	SHARE CAPITAL

(a)	Authorized and outstanding:

The Company has two classes of shares as follows:

(i)	Special redeemable voting preference shares, 2,000,000 authorized, none are issued and outstanding.

(ii)	Common shares without par value – an unlimited number authorized. At July 31, 2012 the Company reports 127,944,710 (2011 - 106,454,556) outstanding common shares.

Share Capital

	Number of	Amount
	Shares	$

Balance at November 1, 2010	95,324,511	$49,897,871

Issued in connection w ith private placements	20,825,207	2,478,681
Related w arrents granted on private placements	-	(774,577)
Financing costs	-	(32,248)
Reclassified from w arrant liability	-	(263,498)

Balance at October 31, 2011	116,149,718	$51,306,229

Issued in connection w ith private placements	11,794,992	1,690,506
Warrents issued	-	(199,456)
Financing costs	-	(16,456)
Allocation from contributed surplus		70,738
Allocation from equity portion for the conversation		538
Reclassified from w arrant liability	-	601,354

Balance at July 31, 2012	127,944,710	$53,453,453

MICROMEM TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
(unaudited)

For the three and nine months ended July 31, 2012 and 2011

SHARE CAPITAL (Cont’d)

(b)	Stock option plan:

The Company has a fixed stock option plan. Under the Company’s stock option plan (the “Plan”), the Company may grant options for up to 15,600,000 shares of common stock to directors, officers, employees or consultants of the Company and its subsidiaries. The exercise price of each option is equal to or greater than the market price of the Company’s shares on the date of grant unless otherwise permitted by applicable securities regulations. An option’s maximum term under the Plan is 10 years. Stock options are fully vested upon issuance by the Company unless the Board of Directors stipulates otherwise by directors’ resolution.

A summary of the status of the Company’s fixed stock option plan through July 31, 2012 and changes during the periods is as follows:

	Options	Weighted
	(000)	average
		exercise price
Outstanding, November 01, 2011	11,175	0.47
Granted	2,000	0.35
Expired	(370)	(0.41)
Cancelled	(2,700)	(1.20)
Outstanding, July 31, 2012	10,105	0.25

MICROMEM TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
(unaudited)

For the three and nine months ended July 31, 2012 and 2011

13.	SHARE CAPITAL (Cont’d)

The following table summarizes information about stock options outstanding as at July 31, 2012.

Options Outstanding			Options exercisable

Actual exercise price	Number outstanding	Weighted average remaining contractual life (in years)	Weighted average exercise price	Number Exercisable	Weighted average exercise price
0.60	190,000	0.3	0.60	190,000	0.60
0.55	315,000	0.4	0.55	315,000	0.55
0.35	125,000	3.8	0.35	125,000	0.35
0.20	7,475,000	4.3	0.20	7,475,000	0.20
0.35	2,000,000	4.8	0.35	2,000,000	0.35

Total	10,105,000		0.25	10,105,000	0.25

(c)	Loss per share

The diluted loss per share gives effect to the exercise of any option or warrant for which the exercise price is lower than the average market price during the year using the treasury stock method. The inclusion of the Company’s stock options, convertible debt and share purchase warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and they are therefore excluded from the computation. Consequently, there is no difference between basic loss per share and diluted loss per share.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
(unaudited)

For the three and nine months ended July 31, 2012 and 2011

14.	PRIVATE PLACEMENTS AND COMMON SHARE PURCHASE WARRANTS

In the quarter ended July 31, the Company completed the following private placement financings with investors pursuant to prospectus and registration exemptions set forth in applicable securities law:

	2011	2012
Gross proceeds realized	932,554	722,437
Common share issued	8,355,045	6,341,378
Warrants issued - $US denominated	2,344,545	208,333
Warrants issued - $CDN denominated	6,030,500	1,620,000
Average price of common share purchase warrants	0.14	0.23
Term of warrants	12 Months	12 Months

The continuity schedule of the balance reported as warrant liability in the consolidated statement of financial position under IFRS reporting guidelines is as follows:

MICROMEM TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
(unaudited)

For the three and nine months ended July 31, 2012 and 2011

Liability as of November 1, 2010	249,760
Revaluation of liability as of November 01, 2010	(125,648)
Liability as of November 01, 2010	124,112
Warrants issued in quarter ended January 31, 2011 denominated in $CDN	295,395
Revaluation of liability as of January 31, 2011	(133,238)
Liability as of January 31, and April 30 2011	286,269
Warrants issued between February 1, 2011 and October 31, 2011 denominated in $CDN	650,316
Revaluation of liability as of October 31, 2011	315,103
Liability as of October 31, 2011	1,251,688
Warrants issued in quarter ended January 31, 2012 denominated in $CDN	163,438
Revaluation of liability as of January 31, 2012	(507,106)
Liability as of January 31, 2012	908,020
Allocation to share capital	(5,464)
Set up incremental liability for 1,539,426 wts issued	259,210
Revaluation of liability as of April 30, 2012	1,578,547
Liability as of April 30, 2012	2,740,313
Allocation to share capital	(521,774)
Allocation to OCI for 312,500 wts expired	(47,420)
Set up incremental liability for 1,620,000 CDN wts issued on private placement & conversion	272,901
Revaluvation of liability on 7/31/12	(301,217)
Liability as of July 31, 2012	2,142,803

MICROMEM TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
(unaudited)

For the three and nine months ended July 31, 2012 and 2011

14.	PRIVATE PLACEMENTS AND COMMON SHARE PURCHASE WARRANTS (Cont’d)

In 2012 the Company extended the expiry date on certain common share purchase warrants issued proceeds, as below:

Date of Issue	# of Warrants	Strike price	Extended Expiry
		$	Date
November 11, 2009	123,276	0.75	November 11, 2012
May 14, 2009	429,686	1.20	November 14, 2012
May 25, 2010	765,188	0.41	November 25, 2012
December 14, 2009	600,000	0.76	December 14, 2012
June 15, 2010	339,838	0.45	December 15, 2012
December 16, 2009	815,000	0.56	December 16, 2012
July 12, 2010	312,500	0.39	December 1, 2013
January 13, 2011	750,000	0.20	January 11, 2013
January 16, 2010	25,000	0.55	January 15, 2013
July 23, 2010	312,500	0.40	January 22, 2013
January 26, 2010	300,000	0.55	January 26, 2013
February 1, 2010	111,111	0.56	February 1, 2013
February 12, 2010	133,333	0.56	February 12, 2013
March 4, 2010	10,000	0.20	March 4, 2013
March 4, 2010	5,000	0.20	March 4, 2013
April 27, 2010	250,000	0.20	April 27, 2013

	5,282,432

In each case the Company calculated the charge associated with the extensions of these warrants in accordance with the Black Scholes option-pricing model and reported a total charge to retained earnings and an offsetting charge to contributed surplus of $354,460 with respect to these extensions.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
(unaudited)

For the three and nine months ended July 31, 2012 and 2011

14.	PRIVATE PLACEMENTS AND COMMON SHARE PURCHASE WARRANTS (Cont’d)

A summary of the outstanding common share purchase warrants as of July 31 and the charges during the period is as follows:

		Weighted
		average	Proceeds
July 31, 2012	Warrants	exercise piece	Realized

Balance outstanding at October 31, 2011	26,672,637	$0.23	-
Exercised	(5,783,045)	$0.13	573,927
Expired	(312,500)	$0.20	-
Granted	6,011,949	$0.19	-

Balance at July 31, 2012	26,589,041	$0.23

		Weighted
		average	Proceeds
July 31, 2011	Warrants	exercise piece	Realized

Balance outstanding at October 31, 2010	6,198,887	$0.51	-
Exercised	-	-	-
Expired	(406,455)	$0.54	-
Granted	11,185,045	$0.15	-

Balance at July 31, 2011	16,977,477	$0.28	-

MICROMEM TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
(unaudited)

For the three and nine months ended July 31, 2012 and 2011

15.	BRIDGE LOANS

(a)

On March 31, 2010 the Company secured a 180 day convertible bridge loan (“Loan 1”) from an arm’s length investor in the amount of CDN $250,000. The interest rate on the loan was established at 4% per month (effective interest rate – 48%). The principal and interest of the loan was convertible at $0.55 per share at the holder’s option. The Company provided 12,500 common share purchase warrants to acquire common shares at a strike price of $0.50 per share. As a result, net proceeds of $220 were allocated to warrants. The loan was originally due in October 2010. At October 31, 2010, the note remained outstanding and interest was accrued at the stated rate of 4% per month compounded monthly. On December 17, 2010, the Company renegotiated the loan, extending the terms to June 17, 2011 and bearing interest at 2% per month compounded monthly. An additional 20,000 common share purchase warrants were issued in conjunction with the renegotiation. No value was assigned to these warrants as their value was nominal. The conversion feature for this loan was reduced from $0.55 to $0.20. As a result of the change in conversion value of $158,567 was recorded to deficit with an offsetting charge to contributed surplus to reflect the value of the more favourable conversion feature.

On July 17, 2011 the Company renegotiated the loan, extending the terms to October 17, 2011 and bearing interest at 2% per month compounded monthly. An additional 20,000 common share purchase warrants were issued in conjunction with the renegotiation. No value was assigned to these warrants as their value was nominal. The conversion feature of this loan remained unchanged at $0.20. This loan was repaid in October 2011.

(b)

On August 30, 2010 the Company secured a 180 day convertible bridge loan (“Loan 2”) from an arms’ length investor in the amount of CDN $200,000. The interest rate on the loan was established at 2% per month (effective interest rate – 26%). The principal and interest of the loan was convertible at $0.40 per share at the holder’s option. The Company provided 7,500 common share purchase warrants to acquire common shares at a strike price of $0.40 per share. As a result, net proceeds of $14 were allocated to warrants. This loan was repaid in February 2011.

(c)

On March 4, 2011 the Company secured a 180 day convertible bridge loan (“Loan 3”) from an arms’ length investor in the amount of CDN $100,000. The interest rate on the loan was established at 2% per month (effective interest rate – 26%). The principal and interest of the loan was convertible at $0.21 per share at the holder’s option. The Company provided 5,000 common share purchase warrants to acquire common shares at a strike price of $0.21 per share. As a result, net proceeds of $6 were allocated to warrants. The loan was originally due September 4, 2011. The loan was renegotiated and extended for an additional 90 days. The conversion price was revised to $0.15 per share at the holder’s option. As a result of the change in conversion, a value of $26,997 was recorded to deficit with an offsetting charge to contributed surplus to reflect the value of the more favorable conversion feature. All other terms remained the same. This loan was repaid in the quarter ended January 31, 2012.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
(unaudited)

For the three and nine months ended July 31, 2012 and 2011

15.	BRIDGE LOANS (Cont’d)

(d)

On February 25, 2011 the Company secured a 30 day convertible bridge loan (“Loan 4”) from an arms’ length investor in the amount of CDN $250,000. The interest rate on the loan was established at 2% per month (effective interest rate – 26%). The principal and interest of the loan was convertible at $0.21 per share at the holder’s option. The Company provided 10,000 common share purchase warrants to acquire common shares at a strike price of $0.21 per share. No value was assigned to the warrants as the amount was nominal. In the quarter ended July 31, 2011, the principal and interest were repaid.

(e)

On March 22, 2011 the Company secured a short term loan (“Loan 5”) from a director of the Company in the amount of CDN $100,000. The interest rate on the loan was established at 2% per month (effective interest rate – 26%). In the quarter ended July 31, 2011, the principal and interest were repaid.

(f)

The Company secured $284,513 of bridge loans (“Loan 6”) from a group of arm’s length investor in December 2011 with maturities of six months. The loans are unsecured, bear interest at a rate of 2% per month (effective interest rate – 26%) and are convertible at the holder’s option at $.12 per unit. Each Unit upon conversion includes one common share and one common share purchase warrant with a one year expiry and an exercise price of $0.12. The term of the loan was extended on a month to month basis in July 2012.

(g)

The Company secured $98,058 of bridge loans (“Loan 7”) from a group of arm’s length investors in January 2012 with maturities of six months. The loans are unsecured, bear interest at a rate of 2% per month (effective interest rate – 26%) and are convertible at the holder’s option at $.10 per unit. Each unit includes one common share and one common share purchase warrant with a one year expiry and an exercise price of $0.12. This loan was converted in the quarter ended July 31, 2012.

(h)

The Company secured $205,049 of bridge loans (“Loan 8” ) from a group of arm’s length investors in February 2012 maturing in six months. The loans are unsecured, bear interest at a rate of 2% per months (effective interest rate – 26%) and are convertible at the holders’ option at $.17 per share. Each unit upon conversion includes one common share and one

MICROMEM TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
(unaudited)

For the three and nine months ended July 31, 2012 and 2011

15.	BRIDGE LOANS (Cont’d)

common share purchase warrant with a one year expiry and an exercise price of $0.20. The term of this loan was extended on a month to month basis subsequent to July 31st (Note 23).

The outstanding bridge loans at July 31, 2012 are summarized as follows:

	Loan 6	Loan 8	Total
Principal	$284,513	$205,049	$489,562
Interest accrued	45,332	23,540	68,872
Interest paid	(39,832)		(39,832)
Accretion expense	1,557	1,083	2,640
Equity portion of bridge loan- conversion	(1,557)	(1,122)	(2,679)
Equity portion of bridge loan- warrants	-		-
Payment	-		-

	$290,013	$228,550	$518,563

The fair value of the warrants issued with respect to the bridge loans was estimated using the Black Scholes option-pricing model with the following assumptions:

	2011	2012
	Loans	Loans
Expected dividends	-	-
Volatility factor	111-121%	109%-112%
Risk-free interest rate	1.27-1.38%	0.93-.95%
Weighted average expected life	6 months -1 year	6 months

MICROMEM TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
(unaudited)

For the three and nine months ended July 31, 2012 and 2011

15.	BRIDGE LOANS (Cont’d)

The bridge loans outstanding for the reporting periods presented have a conversion option available to the lender of each case. The Company has calculated the fair value of the conversion option in each case in accordance with the Black Scholes options pricing model.

The components of the total bridge loans outstanding at each reporting period are as presented below:

		Conversion
	Loans(1)	Feature(2)	Total

November 1, 2010	$464,120	$48,428	$512.548
January 31, 2011	431,381	123,764	555,145
October 31, 2011	85,669	21,114	106,783
January 31, 2012	385,804	2,095	387,899
April 30, 2012	607,661	3,217	610,878
July 31, 2012	515,884	2,679	518,563

(1)	Calculated at amortized cost
(2)	Calculated at fair value

The assumptions used in the Black Scholes calculations of the conversion feature of the loans are summarized as:

Expected dividends	–
Volatility factors	126% – 127%
Risk free interest rates	0.93% – 0.95%
Weighted average expected life	6 months – 6 months

MICROMEM TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
(unaudited)

For the three and nine months ended July 31, 2012 and 2011

16.	CONTRIBUTED SURPLUS

Balance outstanding at November 01, 2010	24,703,544
Stock compensation expense relating to stock options issued	46,160
Common share purchase warrants
(a) Issued	457,556
(b) Extended	137,191
(c) Reclassified to warrant liability	(159,309)
Balance at July 31, 2011	25,185,141

Stock compensation expenses relating to stock option issued	882,337
Common share purchase warrants
(a) Issued	317,021
(b) Extended	155,829
(c) Reclassified to warrant liability	(97,458)
Expenses relating to equity portion of bridge loans	5,790
Modification of conversion feature of bridge loans	185,564
Balance at October 31, 2011	26,634,223

Stock compensation expenses relating to stock option issued	430,856
Common share purchase warrants
(a) Issued	198,514
(b) Extended	254,460
(c) Reclassified to warrant liability	(67,466)
Equity portion of bridge loans paid off	558
Residual value of US warrants	-
Reclassed for warrants exercised	(144,854)
Modification of conversion feature of bridge loans	-
Balance at July 31, 2012	27,306,291

MICROMEM TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
(unaudited)

For the three and nine months ended July 31, 2012 and 2011

16.	CONTRIBUTED SURPLUS (Cont’d)

The Company has calculated the charges to contributed surplus as presented above using the Black Scholes option pricing model.

The components of contributed surplus reported include:

	7/31/2012	10/31/2011

Amount relating to loan forgiveness at
inception of the Company	$544,891	$544,891
Stock option compensation related	23,961,528	23,530,672
Common share purchase warrants	2,970,441	2,584,933
Bridge loan related	191,912	191,354
Reclassified to warrant liability	(362,481)	(217,627)
	$27,306,291	$26,634,223

17.	INCOME TAXES

In accordance with IAS 34 (Note 3) the presentation of income taxes disclosures in these interim unaudited quarterly statements is condensed.

The Company has non-capital losses of approximately $17.6 million available to reduce future taxable income, the benefit of which has not been recognized in these consolidated financial statements. The tax losses expire as follows:

	Canada	Other Foreign	Total
2014	1,026,401	-	1,026,401
2015	3,232,477	-	3,232,477
2022	-	7,301	7,301
2023	-	9,667	9,667
2025	-	14,471	14,471
2026	2,418,255	5,245	2,423,509
2027	2,033,562	3,459	2,037,021
2028	10,548	55,519	66,067
2029	2,084,132	463,610	2,547,742
2030	2,812,037	1,471,700	4,283,737
2031	1,552,679	421,724	1,974,402
	$15,170,091	$2,452,705	$17,622,796

MICROMEM TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
(unaudited)

For the three and nine months ended July 31, 2012 and 2011

In addition the Company has available capital loss carry forwards of approximately $1.6 million to reduce future taxable capital gains, the benefit of which has not been recognized in these consolidated financial statements. These losses carry forward indefinitely.

18.	MANAGEMENT COMPENSATION AND RELATED PARTY TRANSACTIONS

(a)	Chairman:

On May 29, 2005, the Company entered into a new employment agreement with the Chairman for a period from January 1, 2005 through September 30, 2009. In 2009, the Company extended the agreement to December 31, 2010. In January 2011, the Board of Directors extended the Chairman’s contract on a month to month basis reflecting annual compensation amount of $150,000 Canadian funds.

In 2011 the Chairman was awarded a total of 1 million options at a strike price of $.20 per common share (2010: no options were awarded).

The total compensation paid to the Chairman during the period ended July 31 is summarized as follows:

	Cash Compensation	Stock Compensation Expense
2012	$ 111,659	$ 23,694
2011	112,500	-

(b)	Management and consulting fees:

Included in professional fees as reported are management and consulting fees paid or payable to individuals (or companies controlled by such individuals) who served as officers and directors of the Company. The total compensation paid to such parties is summarized as.

Three months ended July 31,

	Cash Compensation	Stock Compensation
2012	$ 133,952	-
2011	125,489	-

MICROMEM TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
(unaudited)

For the three and nine months ended July 31, 2012 and 2011

Nine months ended July 31,

	Cash Compensation	Stock Compensation Expense
2012	$ 434,076	$ 159,417
2011	277,176	-

19.	COMMITMENTS

(a)	License Agreement:

Reference should be made to the License Agreement disclosures in the audited financial statements as of October 31, 2011. The License Agreement was executed in 2005 between the Company and the University of Toronto and the Ontario Centres of Excellence. The Company is committed to royalties of up to $1 million based on future revenues that it may receive relating to certain technology that was developed by the Company in conjunction with the University of Toronto. To date, the Company reports nil revenues and there is no liability to the Company under the License Agreement.

(b)	Operating Leases:

The Company secured new leased premises in June 2012. The lease term is for 5 years and stipulates base monthly rental expenses of $3,800.

(c)	Employment and Consulting Contracts:

The Company entered into an employment agreement with the Chairman through December 31, 2010 as outlined in Note 18 (a) which stipulated an annual minimum obligation of $150,000 Canadian funds ($152,326 U.S. at average exchange rates). In 2011, this contract was extended on a month to month basis.

In May 2008 the Company entered into two year agreements with the President and the Chief Financial Officer and a three year agreement with the President of the Company’s subsidiary, MAST. In May 2010 the agreements with the President and the Chief Financial Officer were continued on a month to month basis on the same terms. In May 2011 the agreement with the President of MAST was continued on a month-to-month basis on the same terms.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
(unaudited)

For the three and nine months ended July 31, 2012 and 2011

These agreements stipulate minimum cash compensation obligations as below:

President	$13,333 Canadian funds per month
Chief Financial Officer	$12,500 Canadian funds per month
President – MAST	$15,000 U.S. funds per month

In the quarter ended April 30, 2012 the Company paid an additional $55,000 of wages to the president of MAST, above the monthly minimum amount as above.

20.	CONTINGENCIES

The Company has agreed to indemnify its directors and officers and certain of its employees in accordance with the Company’s by-laws. The Company maintains insurance policies that may provide coverage against certain claims.

21.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

(a)	Fair values

The fair values for all financial assets and financial liabilities approximate their carrying values due to their short-term nature.

(b)	Foreign currency balances

The consolidated financial statements include balances that are denominated in Canadian dollars as follows:

MICROMEM TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
(unaudited)

For the three and nine months ended July 31, 2012 and 2011

Foreign Currency Balance

	2012	2011

Cash and cash equivalents	$9,458	$15,782
Deposits and other receivables	122,367	23,272
Accounts payable and accrued liabilities	(409,936)	(543,997)
Bridge loan	(257,960)	(449,832)

	$(536,071)	$(954,775)

(c)	Financial Risk Management

The Company is exposed to a variety of financial risks by virtue of its activities: market risk (including foreign exchange risk and interest rate risk) and liquidity risk. The overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on financial performance. Risk management is carried out under policies approved by the Board of Directors. Management is charged with the responsibility of establishing controls and procedures to ensure that financial risks are mitigated in accordance with the approved policies.

Market Risk:

i.	Foreign Exchange Risk:

The Company currently incurs expenses in Canadian dollars. The total monetary financial instruments are in a net liabilities position. The management monitors the Canadian net liability position on a periodic basis throughout the course of the year and adjusts the total net monetary liability balance accordingly.

A 10% strengthening of the US dollars against Canadian dollars would have increased the net equity by $24,000 (2011 – $144,000) due to a reduction in the value of net liability balance. A 10% weakening of the US dollar against Canadian dollar at January 31, 2012 would have had the equal but opposite effect.

ii.	Interest Rate Risk:

MICROMEM TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
(unaudited)

For the three and nine months ended July 31, 2012 and 2011

Cash flow interest rate risk is the risk that the future cash flow of a financial instrument will fluctuate because of changes in market interest rates.

Financial assets and financial liabilities with variable interest rates expose the Company to cash flow interest rate risk. The Company’s cash and cash equivalents, and promissory note receivable earn interest at market rates. The Company manages its interest rate risk by maximizing the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. Fluctuations in market rates of interest may have an impact on the Company’s results of operations.

Liquidity Risk:

Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due.

The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. Senior management is actively involved in the review and approval of planned expenditures.

All financial liabilities are due within 1 year from the balance sheet at July 31, 2012.

Credit Risk:

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s cash and cash equivalents, deposit and other receivables. The carrying amount of financial assets represents maximum credit exposure.

As at July 31, 2012, the Company reports a working capital deficiency of $853,019 and has certain financial commitments (Note 19), the majority of which are due within one year. It must continue to raise financing in order to meet its current obligations.

22.	SEGMENTED INFORMATION

There is one operating segment of the business being the development and commercialization efforts with respect to the Company's proprietary memory and sensor applications. Currently, the predominant market segment that the Company is pursuing is the North American market for such technology.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
(unaudited)

For the three and nine months ended July 31, 2012 and 2011

23.	SUBSEQUENT EVENTS

The Company reports the following as subsequent events:

(a)

It secured unit private placement financing of $102,000. A total of 728,572 units including one common share at $0.14 per share and one common share purchase warrant at $0.17 per share were issued as consideration. The warrants have a 12 month term from issue date.

(b)	A total of 937,813 previously issued warrants at a strike price of $0.14 per share were exercised and the Company received proceeds of $136,378.

(c)

A total of 7,284,655 outstanding warrants were extended for a 12 month period. The strike price of the warrants exceeded the market price of the shares at the extension date, ranging in price from $0.19 to $0.80 per share.

(d)	Since July 31, 2012 the Company has received an additional $30,000 relating to the Unotron note (Note 9).

24.	COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current financial statement presentation.

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